April 27, 2009

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:         Larry Greene, Division of Investment Management

                         Mail Stop 0505

Re:	Alternative Investment Partners Absolute Return Fund
File Numbers 811-21767 & 333-140821

Alternative Investment Partners Absolute Return Fund STS
File Numbers 811021831 & 333-140822

Morgan Stanley Global Long/Short Fund P
File Numbers 811-22095 & 333-144614

Morgan Stanley Global Long/Short Fund A
File Numbers 811-22094 & 333-144612

Alternative Investment Partners Absolute Return Fund II P
File Numbers 811-22193 & 333-149943

Alternative Investment Partners Absolute Return Fund II A
File Numbers 811-22192 & 333-149942
(each a “Fund” and, collectively, the “Funds”)

Dear Mr. Greene:

Thank you for your comments received telephonically by our counsel at Clifford Chance, regarding the post-effective amendment to each Fund’s registration statement filed on Form N-2 on February 23, 2009 with the Securities and Exchange Commission (the “Commission”). Below, we describe the changes made to each Fund’s registration statement in response to the staff’s comments and provide any responses to, or any supplemental explanations of, such comments, as requested. These changes have been reflected in the subsequent post-effective amendment to the registration statement of each Fund, each of which will be filed via EDGAR on or about the date hereof (each an “Amendment”). Capitalized terms not otherwise defined have the same meanings assigned to such terms in each Fund’s prospectus. Each of Alternative Investment Partners Absolute Return Fund, Morgan Stanley Global Long/Short Fund A and Alternative Investment Partners Absolute Return Fund II A is also referred to as a “Master Fund.”

Comment 1.	In the section entitled “Summary of Fees and Expenses” in the prospectus of Alternative Investment Partners Absolute Return Fund STS, please remove the reference to “annual net expenses” in the footnote corresponding to the line item “Total Annual Fund Expenses.”

Response 1. The disclosure has been revised accordingly.

Comment 2.	The section entitled “Structure—Specialized Vehicle” states that registered closed-end investment companies impose “relatively modest minimum investment requirements.” Please clarify the nature of these investment requirements and provide a comparison to investment requirements imposed by other entities.

Response 2. The disclosure has been revised accordingly.

Comment 3.	In the section entitled “Investment Program—Investment Selection,” please confirm whether the reference to “prime-broker groups” is still accurate.

Response 3. The Adviser continues to utilize information obtained from prime brokers as a resource to identify attractive Investment Funds and promising investment strategies for consideration in connection with investments by each Master Fund. Therefore, the reference to “prime-broker groups” remains accurate.

Comment 4.	Under “Investment Program—Portfolio Construction,” the following disclosure appears: “As a result, bankruptcy or fraud at institutions, such as brokerage firms, banks, or administrators, into whose custody those Investment Funds have placed their assets could impair the operational capabilities or the capital position of the Investment Funds and may, in turn, have an adverse impact on the Fund.” With respect to the quoted disclosure, describe supplementally for the Commission staff the policies and procedures the Funds have in place that are designed to (a) evaluate the relationships between the Investment Funds and the institutions into whose custody those Investment Funds have placed their assets and (b) attempt to identify operational or risk control irregularities.

Response 4. As part of the analysis of each Investment Fund conducted by the Adviser pursuant to each of (a) the due diligence process prior to each Master Fund’s investment in an Investment Fund (as set forth in each Fund’s prospectus under “Investment Process—Investment Selection”) and (b) the ongoing monitoring of an Investment Fund following an investment by a Master Fund in such Investment Fund (as set forth in each Fund’s prospectus under “Investment Process—Risk Management and Monitoring of Investments”), the Adviser evaluates the relationships between an Investment Fund and its service providers (including an Investment Fund’s administrator, custodian and prime brokers), assesses the independence of the service providers from the Investment Fund and determines whether such service providers meet appropriate qualification standards in an effort to minimize risks to each Master Fund by attempting to identify operational or risk control irregularities that may arise from or within such relationships, whether or not symptomatic of actual fraud.

Comment 5.	In the section entitled “Types of Investments and Related Risks—Investment Related Risks—Highly Volatile Markets,” please amend the disclosure to include the fact that Morgan Stanley and Goldman Sachs have recently become commercial bank holding companies.

Response 5. The disclosure has been revised accordingly.

Comment 6.	In the section entitled “Types of Investments and Related Risks—Investment Related Risks—Leverage Utilized by Investment Funds,” consider adding disclosure reflecting the fact recent market turmoil may lead to increased regulation of hedge funds and/or financial services companies.

Response 6. The disclosure has been revised accordingly.

Comment 7.	In the section entitled “Types of Investments and Related Risks—Special Investment Instruments and Techniques—When Issued and Forward Commitment Securities” please revise the disclosure to indicate that the Fund’s commitments will be covered by the maintenance of a segregated account consisting of cash or liquid securities.

Response 7. As disclosed in that section, Investment Funds may purchase securities on a “when-issued” basis or purchase or sell securities on a “forward commitment” basis, but none of the Master Funds is authorized to engage in such transactions directly. Investment Funds are not subject to the requirements under the Investment Company Act of 1940, as amended, regarding segregated accounts in connection with such transactions. Accordingly, this additional disclosure is not applicable.

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As you have requested and consistent with SEC Release 2004-89, the Funds hereby acknowledge that:

•	each Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Clifford Chance, Richard Horowitz at (212) 878-8110 or Jeremy Senderowicz at (212) 878-3412. Thank you.

Best regards,

/s/    John F. Cacchione

John F. Cacchione

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